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SEC FILE NUMBER
8-20052

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Church, Gregory, Adams Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

658 Clairemont Avenue
(No. and Street)

Decatur	Georgia	30030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

D. Bruce Church	404-378-4515	dbchurc@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, D. Bruce Church, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Church, Gregory, Adams Securities Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

ANNA D TREY BRYSON
MY COMMISSION EXPIRES
NOTARY PUBLIC
JUNE 09, 2022
WALTON COUNTY, GEORGIA

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Management of
Church Gregory Adams, Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Church Gregory Adams, Securities Corporation (The Company) as of December 31, 2021, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2021 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Church Gregory Adams, Securities Corporation's management. Our responsibility is to express an opinion on Church Gregory Adams, Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Church Gregory Adams, Securities Corporation's financial statements. The supplemental information is the responsibility of Church Gregory Adams, Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2013.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2022

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Exhibit A

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

		December 31, 2021
ASSETS		
Cash & Cash Equivalents (Including $46,624 in money market funds)	$	65,747
Securities Owned at Fair Value (Note C)		217,678
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $8,784		0
TOTAL ASSETS	$	286,425
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$	2,500
Deferred Tax (Note A)		22,854
TOTAL LIABILITIES	$	25,354
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $1 par Value, 50,000 Shares Authorized, 19,800 Shares Issued and Outstanding	$	19,800
Retained Earnings		241,271
TOTAL SHAREHOLDER'S EQUITY	$	261,071
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	286,425

The Accompanying Notes are an Integral Part of these Financial Statements

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF OPERATIONS

Exhibit B

		Year Ended December 31, 2021
REVENUE		
Mutal Fund and Advisory income	$	127,359
Unrealized Gain on securities owned		30,659
Interest and dividend income		4,256
Total Revenue	$	162,274
COSTS AND EXPENSES		
Compensation	$	42,500
Occupancy		53,000
Communications		8,669
Other		25,670
Total Costs and Expenses	$	129,839
Income Before Income Tax Provision	$	32,435
Income Tax Provision (Note A)		(6,132)
Net Income	$	26,303

The Accompanying Notes are an Integral part of these Financial Statements.

Exhibit C

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Shares	Stock Amount	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2020	19,800	$ 19,800	$ 214,968	$ 234,768
Net Income			$ 26,303	$ 26,303
BALANCE - December 31, 2021	19,800	$ 19,800	$ 241,271	$ 261,071

The Accompanying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

Exhibit D

		December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	26,303
Adjustments to reconcile Net Loss to Net Cash provided (used) in operating activities:		
Decrease in Commissions Payable		(2,500)
Deferred Tax		6,132
Unrealized Loss on securities owned		(30,659)
NET CASH USED IN OPERATING ACTIVITIES		(724)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(724)
CASH & CASH EQUIVALENT AT BEGINNING OF YEAR		69,471
CASH & CASH EQUIVALENT AT END OF YEAR	$	68,747

The Accompanying Notes are an Integral part of these Financial Statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Description of Business: Church, Gregory, Adams Securities Corporation (the "Company") a Georgia Corporation was formed October 8, 1975, primarily for the purpose of qualifying and operating as a Broker-Dealer of Limited Partnership interest in real estate partnerships and other securities. The company is registered with the Securities and Exchange Commission and various States' securities commissions and is a member of FINRA. Pursuant to the registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities for funds for customers.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within is scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include:

a. Investment Advisory

b. Interest and dividend income

c. Mutual fund and 12b-1 fees

The company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and money investments. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Securities Owned: Securities owned are carried at fair value in accordance with FASB ASC 820, fair value measurements.

Realized gains and losses on disposition are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities is based on the difference between cost basis and fair value of each security.

Fair Value: The Company classifies its investment assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements. FASB ASC 820 establishes a hierarchy of inputs to fair value measurements as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs that derived principally from or corroborated by observable market data.
Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

All of the Company's investments are common stocks of publicly traded companies and are considered Level 1 investments.

Furniture and Office Equipment: Furniture and Office Equipment are recorded at cost and depreciated over a five year estimated useful life using accelerated methods.

Customer Concentrations: Two customers represent 78% of total assets under management and 46% of revenue.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue code and accounts for income taxes using the assets and liability method in accordance with FASB ASC 740, *Accounting for Income Taxes.*

Management does not believe there are any uncertain tax positions as defined by the FASB ASC 740, *Accounting for Income Taxes.*

Deferred taxes at December 31, 2021 arise primarily from differences in income using the cash basis of accounting for the tax return and generally accepted accounting for book income. The Company also has net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are covered or settled.

NOTE A – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Deferred Taxes
The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

The components of income tax provisions are as follows:

	2021		
	Total	Deferred	Current
Federal	$4,292	$4,292	$0
State	$ 1,840	$1,840	$0
	$6,132	$6,132	$0

Deferred Tax Liabilities as of December 31, 2021 consist of $22,854 arising from unrealized gains on investment.

Date of Management Review: The Company management has evaluated events and transactions from potential recognition or disclosure in the financial statements through February 15, 2022, the date as of which the financial statements were issued.

The Company is evaluating new accounting standards and will implement as required.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE B – RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a pro rata basis. The terms are month-to-month. During 2021, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $26,500 in lieu of office rent. This is included in occupancy on the Statement of Operations.

The Company reimbursed it's affiliate for clerical assistance the amount of $20,000 in 2021. The amount is based on estimated time spent on the Broker/Dealer as per terms of the expense sharing agreement. This amount is included in occupancy on the Statement of Operations.

The Company periodically accrues and pays compensation to its owner on a discretionary basis. Amounts paid to the owner during 2021 aggregated $42,500.

NOTE C – SECURITIES OWNED

At December 31, 2021, securities owned consisted of publicly traded common stocks with a fair value of $217,678, a cost of $103,408 and an unrealized gain of $114,270.

NOTE D – NET OPERATING LOSS

As of December 31, 2021, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $105. The loss carryforwards are due to expire in the year 2034.

NOTE E – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform new Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2020 the Company had net capital of $217,040 which was $167,040 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2021.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE F – REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees:

The company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

Mutual Fund (pooled investment vehicles) and 12b-1 fees:

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE G – CONTINGENCIES

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2021, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

The Company has a settlement pending approval of the Securities and Exchange Commission related to failure to send its clients an annual disclosure on Form CRS pursuant to Rule 17a-14 of the Securities Exchange Act of 1934. The Company has agreed to terms including a civil penalty of $10,000, this amount has not been recorded on these financial statements.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2021

SCHEDULE 1

Computation of Net Capital:		
Total Stockholder's Equity from Balance Sheet	$	261,071
Less non-allowable assets		-
Net capital before haircuts and undue concentrations	$	261,071
Less haircuts on money market funds		932
Less haircuts on marketable securities		32,652
Less undue concentrations on marketable securities		10,447
Net Capital	$	217,040
Computation of Aggregate Indebtedness:		
Liabilities	$	25,354
Percent of aggregate indebtedness to net capital		12%
Basic Net Capital Requirement:		
Net Capital (above)		217,040
Minimum net capital requirement		50,000
Excess net capital	$	167,040

*Note: There are no material differences between the preceding computation and the companies corresponding unaudited part II of Form X-17a-5 as of December 31, 2021.

SCHEDULE II

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The company is exempt from compliance with Rule 15C3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule. The company does not carry security accounts for Customers or performs custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2021.

SCHEDULE III

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES & EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15C3-3 under The Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Church, Gregory, Adams Securities Corporation

We have reviewed management's statements, included in the accompanying Church, Gregory, Adams Securities Corporation Broker Dealers Annual Exemption Report, in which Church, Gregory, Adams Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Church, Gregory, Adams Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and Church, Gregory, Adams Securities Corporation stated that Church, Gregory, Adams Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Church, Gregory, Adams Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Church, Gregory, Adams Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2022

goldman & COMPANY, CPAS

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2021

We, as members of management of Church, Gregory, Adams Securities Corporation (the Company) are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15C3-3: (k) (the "exemption provisions". Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R. 15C3-3(k) under which the Company claimed an exemption from 17 C.F. R. 240.15C3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception.

The Company is exempt from the provisions of 17 C.F. R. 240.15C3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, Customers.

Church, Gregory, Adams Securities Corporation

_______________________ Date: JAN 28, 2022

D. Bruce Church, President